SIDLEY AUSTIN LLP ONE SOUTH DEARBORN STREET CHICAGO, IL 60603 (312) 853 7000 (312) 853 7036 FAX	BEIJING BRUSSELS CHICAGO DALLAS FRANKFURT GENEVA HONG KONG HOUSTON LONDON FOUNDED 1866	LOS ANGELES NEW YORK PALO ALTO SAN FRANCISCO SHANGHAI SINGAPORE SYDNEY TOKYO WASHINGTON, D.C.

May 15, 2012

By Edgar

Securities and Exchange Commission

100 F Street, NE

Mail Stop 3561

Washington, D.C. 20549-3561

Attention:	Mr. Ronald E. Alper
Ms. Yong Kim

Re:	West Corporation
Amendment No. 10 to Registration Statement on Form S-1 (File No. 333-162292)

Dear Mr. Alper:

On behalf of West Corporation, a Delaware corporation (the “Company”), transmitted herewith through the EDGAR electronic filing system under the Securities Act of 1933, as amended (the “Act”), is Amendment No. 10 (“Amendment No. 10”) to the Company’s Registration Statement on Form S-1, under the Act (as amended, the “Registration Statement”), for the registration of shares of Common Stock, par value $0.001, of the Company. Amendment No. 10 primarily includes revisions intended to respond to the comment letter, dated March 23, 2012 (the “Comment Letter”), of the staff of the Division of Corporation Finance (the “Staff”) with respect to Amendment No. 9 to the Registration Statement and also includes updated financial information for the quarter ended March 31, 2012. For your convenience, four (4) courtesy copies of this letter and Amendment No. 10, which have been marked to show the changes from Amendment No. 9 to the Registration Statement filed on February 24, 2012, are also being delivered to you.

For the convenience of the Staff’s review, the Company has set forth the comments contained in the Comment Letter in italics followed by the responses of the Company. Page numbers and other similar references used in the Staff’s comments below refer to Amendment No. 9; page numbers and other similar references used in the Company’s responses refer to Amendment No. 10 unless otherwise noted.

Executive Compensation, page 83

Compensation Discussion and Analysis, page 83

Sidley Austin LLP is a limited liability partnership practicing in affiliation with other Sidley Austin partnerships.

Securities and Exchange Commission

May 15, 2012

1. Please explain why the total compensation for the named executive officers increased substantially in 2011. Also describe in greater detail Mr. Barker’s qualitative analysis of the factors considered for each named executive officer’s compensation. See Item 402(b)(2)(ix) of Regulation S-K.

Response: The Company has added additional disclosure in response to the Staff’s comment. Please see pages 89 through 92.

2. We note that one of the factors considered by the compensation committee is “a review of the scope of responsibilities of the executive compared to what was required of him or her in the previous year.” Please disclose how individual roles and performance factor into the compensation amounts you disclose for each executive officer. See Item 402(b)(2)(vii) of Regulation S-K.

Response: The Company has added additional disclosure in response to the Staff’s comment. Please see page 89.

3. Please explain the policies for allocating between cash and non-cash compensation. For example, please explain why the Retention Plan was paid in the form of a cash bonus.

Response: As noted in the first sentence under “Compensation Elements—Base Salary and Bonuses,” the Company primarily relies upon cash compensation to incentivize the achievement of quarterly and annual financial goals. In addition, in the first sentence under “Compensation Elements – Long-Term Compensation,” the Company notes that it primarily relies upon equity-based awards to recruit and retain individuals and to motivate award recipients to meet or exceed the Company’s long-term objectives. With respect to the Retention Plan, the Company has expanded the disclosure on page 93 to note that the Company provided cash retention payments in light of the illiquidity of the Company’s equity and to provide recipients with an immediate tangible benefit. The Company respectfully submits that it believes the referenced disclosure in the Registration Statement adequately explains the Company’s policies for allocating between cash and non-cash compensation.

Senior Management Retention Bonuses, page 87

4. Please explain how the amount of the bonuses were determined. See Item 402(b)(1)(v) of Regulation S-K. Also explain how the Retention Plan, including the October 24, 2011 and October 24, 2012 dates, relate to the objectives of the compensation program and whether you expect that the Retention Plan or similar plans will continue in 2012. See Item 402(b)(1)(i), (ii) and (iv), and Instruction 2 to Item 402(b) of Regulation S-K.

Securities and Exchange Commission

May 15, 2012

Response: The Company has added additional disclosure in response to the Staff’s comment. Please see page 93.

2011 Adjustments to Outstanding Awards, page 87

5. Please explain the purpose for the amendments to the restricted stock agreements. Also define “change of control” for the vesting of the restricted stock.

Response: The Company has added additional disclosure in response to the Staff’s comment. Please see page 94.

Financial Statements for the Year Ended December 31, 2011

Consolidated Statements of Operations, page F-3

6. We note your disclosures here and in Note 13 concerning the calculation of earnings per share. Please tell us how you considered giving effect to the conversion of Class L shares into common stock within your calculation of diluted earnings per share of common stock. Refer to ASC 260-10-45-16.

Response: We have considered the effect of the conversion of Class L shares into common stock within our calculation of diluted earnings per share of common stock. For each of the periods presented, the earnings attributable to our Class L shares has been in excess of our net income which results in a net loss attributable to common stock. As the participating feature was in excess of our earnings for each period presented, the calculation of earnings per share under the if-converted method was anti-dilutive. Accordingly, we have considered the guidance in ASC 260-10-45-16 through 20 whereby when the accretion of our Class L shares (preferred dividend adjustment) made in computing income available to common stockholders results in a loss available to common stockholders, the calculation will always result in an anti-dilutive per share amount and therefore the Class L shares have been excluded from our computation of diluted EPS.

* * * * *

Thank you for your prompt attention to the Company’s responses. If you wish to discuss the responses being submitted herewith at any time, or if there is anything we can do to facilitate the Staff’s processing of this response, please feel free to contact me at (312) 853-4348 or my partner Fred Lowinger at (312) 853-7238.

Very truly yours,

/s/ Robert L. Verigan